UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Southeast Airport Group)
(NAME OF ISSUER)
Series B Shares, without par value
American Depositary Shares, evidenced by American Depositary Receipts,
Each representing ten Series B Shares
(TITLE OF CLASS OF SECURITIES)
40051E202
(CUSIP NUMBER)
June 28, 2010
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE BANK OF NOVA SCOTIA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	CANADIAN CHARTERED BANK

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12	TYPE OF REPORTING PERSON*

	FI

ITEM 1(a).	NAME OF ISSUER:
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(Southeast Airport Group)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
Bosque de Alisos No. 47A-4th Floor
Bosques de las Lomas
05120 Mexico, D.F.

ITEM 4.	OWNERSHIP.
(a)	Amount beneficially owned: 0

(b)	Percent of class: 0

(c)	Number of shares as to which the person has: 0

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole Power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☑

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

ITEM 10.	CERTIFICATIONS.
By signing below I certify that, to the best of my knowledge and belief (i) the securities referred to above were acquired and held in the ordinary course of business and were not acquired and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and held in connection with or as a participant in any transaction having that purpose or effect, and (ii) the foreign regulatory scheme applicable to the Bank is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Dated July 6, 2010	By:	/s/ Michael Durland
		Name:	Michael Durland
		Title:	Group Head, Global Capital Markets and Co-CEO, Scotia Capital, a division of The Bank of Nova Scotia